

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 3, 2007

Shai Even
Vice President, Chief Financial Officer and Treasurer
Alon USA Energy, Inc.
7616 LBJ Freeway, Suite 300
Dallas, TX 75251

     Re: **Alon USA Energy, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Filed March 15, 2007
             Form 10-Q for the Quarterly Period Ended March 31, 2007
             Filed May 10, 2007
             File No. 1-32567

Dear Mr. Even:

      We have reviewed your filings, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Reconciliation of Amounts Reported Under Generally Accepted Accounting Principles, page 62

1.   We note you define EBITDA as earnings before minority interest in income of subsidiaries, income tax expense, interest expense, depreciation and amortization. This definition is not consistent with the definition of EBITDA included in the adopting release of the Conditions for Use of Non-GAAP Financial Measures, which defines EBITDA as earnings (net income) before interest, taxes, depreciation, and amortization. As such, please revise your disclosure to identify your financial measure as something other than EBITDA and include the applicable disclosures required by Item 10(e) of Regulation S-K.

Controls and Procedures, page 64

Disclosure Controls and Procedures, page 64

2.   You disclose that your officers have concluded that your "... disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms." Item 307 of Regulation S-K requires you to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also "…include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Your officer's conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officer's conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2007

Notes to Consolidated Financial Statements, page F-9

Shai Even
Alon USA Energy, Inc.
July 3, 2007
Page 3

Note 12 Accrued Liabilities, page F-24

3.   We note your disclosure that your asset retirement obligation includes
        dismantlement and disposal of certain pipeline, terminal and refinery assets, and
        that the amount of asset retirement obligation as of December 31, 2006 is
        $6,216,000. Given the significant size and magnitude of your refining and
        transportation operations, it would seem that your obligation for dismantling and
        disposal of such activities would be greater than $6,216,000. Please tell us and
        revise your disclosure to explain which certain pipeline, terminal and refinery
        assets have been included within the determination of asset retirement obligations
        as prescribed by SFAS 143 and tell us, if applicable, which assets have not been
        included in the determination and the reason for their exclusion.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Jennifer Goeken at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief